中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

13th January, 2004

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W[redacted]
Washington, D.C. 20
U.S.A.

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 9th January, 2004 in relation to the Rosedale and Apex Offer;
2. Form SC1 dated 11th December, 2003;
3. Form D2 dated 19th December, 2003 ;
4. Form SC1 dated 22nd December, 2003; and
5. Form SC1 dated 29th December, 2003.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

Jenny Chan
Secretary

dlw 1/20

Encl.

JC/DT/CSH04

12th January, 2004
China Daily

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The directors wish to announce that the wholly owned subsidiaries of the Company which are interested in the Rosedale Shares and the Apex Shares had not tendered acceptance under the Rosedale offer or the Apex offer, both of which closed on 9th January, 2004.

Reference is made to the announcement dated 8th August, 2003 issued by the Company (the "Announcement") in relation to the Rosedale group reorganization, the Apex offer and the Rosedale offer. Terms defined in the Announcement shall have the same meanings when used in this announcement, unless the context requires otherwise.

The directors of the Company wish to announce that the wholly owned subsidiaries of the Company which are interested in the Rosedale Shares and the Apex Shares had not tendered acceptance under the Rosedale offer or the Apex offer, both of which closed at 4:00 p.m. on 9th January, 2004. As at the date of this announcement, the Group still holds approximately 22.6% and 22.6% of the issued share capital of Rosedale and Apex respectively.

By order of the Board
China Strategic Holdings Limited
Chan Ling, Eva
Executive Director

Hong Kong, 9th January, 2004

12th January, 2004
Sing Pao Daily News

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

公 佈

董事謹此宣佈，擁有珀麗股份及Apex股份之本公司全資附屬公司並無提交有關珀麗收購建議或Apex收購建議之接納書，該兩項收購建議已於二零零四年一月九日結束。

謹此提述本公司於二零零三年八月八日發表之公佈（「該公佈」），內容乃有關珀麗集團重組、Apex收購建議及珀麗收購建議。除文義另有所指外，該公佈界定之詞彙與本公佈所用者具備相同涵義。

本公司董事謹此宣佈，擁有珀麗股份及Apex股份之本公司全資附屬公司並無提交有關珀麗收購建議或Apex收購建議之接納書，該兩項收購建議已於二零零四年一月九日下午四時正結束。於本公佈發表日期，本集團仍分別擁有珀麗及Apex已發行股本約22.6%及22.6%。

承董事會命
中策集團有限公司
執行董事
陳玲

香港，二零零四年一月九日

CR

Companies Registry
公司註冊處

03 JAN 15 AM 7:21

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號: 29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
11	12	2003	To 至	11	12	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 63,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 37,800.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 83,064,376.30

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid And Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	630,000	HK$0.10	HK$0.16	-	HK$0.06	HK$37,800.00

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For Offi
請勿填寫

Your Receipt
Companies Registry
H.K.

16/12/2003 00523120
CR No. : -029649-
Sh. Form : SC1
03 $38.00
TOTAL(CSH) $38.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	630,000		
	Total Shares Allotted by Class 各類股份分配總額	630,000		

Signed 簽名 : [signature]

(Name 姓名) : (Chan Yan Yan, Jenny) Date 日期 : 11th December, 2003

~~Director~~ 董事／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

Companies Registry
公司註冊處

04 JAN 15 7:21

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號: 29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
22	12	2003	To 至	22	12	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 301,112.40

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 180,667.44

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ 83,365,488.70
累積繳足股款總額 (包括此分配)

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid And Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	3,011,124	HK$0.10	HK$0.16	-	HK$0.06	HK$180,667.44

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For Official '
請勿填寫才

Your Receipt
Companies Registry
H.K.

23/12/2003	AA187096
CR No. :	-029649-
Sh. Form :	SC1
08	$181.00
TOTAL(CSH)	$181.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	1,400,900		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	9,000		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	980,000		
Tse Kam Kwong	Flat E, Hoi Cheung Bldg 72-74 Tai Po Road 1/F Kowloon	1,224		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	595,000		
Wong Xi King	6/F., Kwong Wing Bldg 8 Mongkok Road Mongkok, Kowloon	25,000		
	Total Shares Allotted by Class 各類股份分配總額	3,011,124		

Signed 簽名 : [signature]

(Name 姓名) : (Chan Yan Yan, Jenny) Date 日期 : 22nd December, 2003

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply* 請刪去不適用者

CR

Companies Registry
公司註冊處

04 JAN 15 7:21

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 29649

1 Company Name 公司名稱

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
* ☐ New appointment 新委任
* ☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kwoloon
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
30 -12- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

29649

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. ~~Appointment~~ / Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Change of passport number of a director	19	12	2003
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: Yap, Allan

Name／New Name 姓名／新姓名:

Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址:

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
BD123174	Canada

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名： Jenny

(Name 姓名)：(Chan Yan Yan, Jenny)

Secretary (秘書)

Date 日期： 19th December, 2003

* *Delete whichever does not apply 請刪去不適用者*

Companies Registry
公 司 註 冊 處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

29	12	2003	To 至	29	12	2003
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 153,450

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 92,070

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 83,518,938.70

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid And Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	1,534,500	HK$0.10	HK$0.16	-	HK$0.06	HK$92,070

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For (
請勿ḭ

Your Receipt
Companies Registry
H.K.

02/01/2004 GG500874
CR No. : -029649-
Sh. Form : SC1
08 $93.00
---------- ---------------
TOTAL(CSH) $93.00
===============

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	1,372,000		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	120,000		
Lee Yiu Chung	P. O. Box 833, Yuen Long Post Office, New Territories	7,500		
Zing Ho Chung	B, 10/F., Wah Po Building 35-41 Bulkeley Street Kowloon	35,000		
	Total Shares Allotted by Class 各類股份分配總額	1,534,500		

Signed 簽名 : Jenny

(Name 姓名) : (Chan Yan Yan, Jenny) Date 日期 : 29th December, 2003

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply* 請刪去不適用者